NUVEEN SECURITIES, LLC

Statement of Financial Condition

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

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SEC FILE NUMBER
8-BD-13464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nuveen Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
✓ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 West Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David L. Barber	(704) 988-6038	DBarber@tiaa.org
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

214 N Tryon St, Suite #4200	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, David L. Barber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nuveen Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mecklenburg County, North Carolina
Signed and sworn to before me this day by
David L. Barber
Date: February 17, 2022

Gloria Ramjohn

Notary Public

GLORIA RAMJOHN
NOTARY
MY
COMMISSION EXPIRES
4/24/2022
PUBLIC
CABARRUS COUNTY, N.C.

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NUVEEN SECURITIES, LLC
INDEX
2021 AUDITED STATEMENT OF FINANCIAL CONDITION
(Confidential Treatment Requested)

Page



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Nuveen Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Nuveen Securities, LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, NC
February 24, 2022

We have served as the Company's auditor since 2015.


NUVEEN SECURITIES, LLC
Statement of Financial Condition
December 31, 2021
(in thousands, except units data)
(Confidential Treatment Requested)

ASSETS


Cash	$	71,197
Cash segregated in compliance with federal and other regulations		1,022
Deposits with and receivables due from clearing organizations		26,696
Securities owned		903
Receivables due from affiliates		56,339
Other assets:		
Distribution fees and underwriting revenue receivable		15,795
Advanced commissions		2,510
Deposits with other organizations		3,000
Deferred income taxes		3,224
		24,529
Total assets	$	180,686


LIABILITIES AND MEMBER'S EQUITY


Liabilities:

Sales commissions, distribution fees, and other accounts payables	$	18,891
Accrued expenses and other liabilities:		
Due to affiliates		28,630
Accrued expenses and other liabilities		1,005
		29,635
Total liabilities	$	48,526

Member's equity:

Units, $5 par value per unit, 20,000 units authorized, 2,200 units issued and outstanding		11
Additional paid-in capital		148,426
Accumulated deficit		(16,277)
Total member's equity		132,160
Total liabilities and member's equity	$	180,686

See accompanying notes to the Statement of Financial Condition.

(1) Organization

These financial statements reflect the accounts of Nuveen Securities, LLC (the "Company"). The Company is a subsidiary of Nuveen Investments, Inc. ("Parent"), which is a subsidiary of Nuveen Holdings, Inc. ("Nuveen Holdings"). Nuveen Holdings is an indirectly wholly owned subsidiary of Nuveen Finance, LLC, which is a subsidiary of Nuveen, LLC ("Nuveen"). Nuveen is a wholly owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918.

The Company is a Securities and Exchange Commission ("SEC") registered broker/dealer under the Securities Exchange Act of 1934, as amended ("SEA"), and provides investment product distribution and related services for managed funds. In addition, the Company underwrites initial and secondary public offerings of closed-end funds and acts as placement agent for private offerings of other securities related thereto. In the ordinary course of business, the Company also serves as clearing agent with respect to municipal bonds bought and sold by an affiliated investment adviser on behalf of that adviser's separately managed accounts. The Company is a clearing broker and clears trades through both the Depository Trust & Clearing Corporation (the "DTCC"), as well as the DTCC's subsidiary, the National Securities Clearing Corporation (the "NSCC").

The Company is subject to the regulatory rules of the SEC, the Financial Industry Regulatory Authority ("FINRA"), and the Municipal Securities Rulemaking Board.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2022, the date the financial statements were available for issue.

The outbreak of the novel coronavirus ("COVID-19") and subsequent global pandemic began significantly impacting the U.S. and global financial markets and economies in 2020 and continued through year-end 2021. The worldwide spread of COVID-19 has created significant uncertainty in the global economy. The duration and extent of COVID-19 over the long-term cannot be reasonably estimated at this time. There have been no comparable recent events that provide guidance as to the effect the COVID-19 global pandemic may have on the Company's financial performance. The ultimate impact of COVID-19 and the extent to which COVID-19 impacts the Company's business, results of operations, and cash flows will depend on future developments, which are highly uncertain and difficult to predict. There was no material impact in 2021 as a result of the COVID-19 pandemic.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(2) Summary of Significant Accounting Policies (continued)

Cash

The Company maintains cash at federally insured banking institutions, which can exceed the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage, and as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. Management monitors these balances to mitigate the exposure of risk due to concentration and the Company has not experienced any losses from such concentration.

Cash Segregated in Compliance with Federal and Other Regulations

Cash Segregated in Compliance with Federal and Other Regulations of $1.0 million at December 31, 2021 represents cash segregated in a special reserve account for the benefit of customers under SEC Rule 15c3-3.

Securities Transactions

Securities transactions are reported on a settlement date basis, with related income and expenses reported on a trade date basis. Securities owned (trading accounts) are valued at market, with profit and loss accrued on unsettled transactions based on the trade date.

At December 31, 2021, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Deposits

Included on the Company's December 31, 2021 Statement of Financial Condition are various deposits with clearing corporations and transfer agents.

Advanced Commissions

Advanced commissions consist of commissions advanced by the Company on sales of certain mutual fund shares that are subject to contingent deferred sales charge. Such commissions are capitalized and amortized monthly into "distribution expense" on the Company's Statement of Income over the remaining contingent deferred sales charge term.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes

The Company recognizes current income taxes for taxable income/loss reportable to taxing authorities, and deferred income taxes for the future amount of income taxes following the balance sheet approach, in all income tax jurisdictions. Under the balance sheet approach, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income.

The Company joins its ultimate parent, TIAA, in the filing of a consolidated federal income tax return. For the federal tax jurisdiction and for states where the Company files a separate income tax return, the Company's current and deferred income tax balances are prepared on a separate entity basis. For states where the Company joins affiliated group members in the filing of state consolidated/combined income tax returns, the Company's current and deferred income tax balances reflect the impact of group apportionment factors.

Valuation allowances may be established, when necessary, to reduce the deferred tax assets to amounts determined "more-likely-than-not" realizable. The Company assesses the realizability of deferred tax assets based upon sources of future taxable income available to the Company. The Company assesses the need for a liability related to uncertain tax positions following the two-step recognition and measurement approach. The Company classifies any tax penalties as "other operating expenses," and any interest as "interest expense." Refer to Note 4, "Income Taxes," for additional income tax disclosures.

Recent Accounting and Reporting Requirements

ASU 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

In December 2019, FASB issued ASU 2019-12 – Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"). The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. This guidance is effective for fiscal years beginning after December 15, 2020. The Company adopted the new standard beginning January 1, 2021. The Company evaluated the new guidance and determined it did not have a material effect on its consolidated financial statements.

(3) Fair Value Measurements

FASB ASC 820-10 establishes a fair value hierarchy that prioritizes information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data (for example, the reporting entity's own data). FASB ASC 820-10 requires that fair value measurements be separately disclosed by level within the fair value hierarchy in order to distinguish between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). Specifically:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- Level 2 - inputs to the valuation methodology other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable market data (market-corroborated inputs).

- Level 3 - inputs to the valuation methodology that are unobservable inputs for the asset or liability – that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk) developed based on the best information available in the circumstances.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following table presents information about the Company's fair value measurements at December 31, 2021 (in 000s):

	Fair Value Measurements Using		
December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Input (Level 2)	Significant Unobservable Inputs (Level 3)
$ 903	—	—	$ 903

(3) Fair Value Measurements (continued)

The following table presents a rollforward for the year ended December 31, 2021 of fair value measurements that use significant unobservable inputs (Level 3) (in 000s):

Assets

Beginning balance (as of January 1, 2021)............................	$ 829
Total gains or losses (realized/unrealized)........................	79
Included in earnings...	79
Purchases..	3
Sales...	(8)
Transfers into Level 3...	—
Transfers out of Level 3...	—
Ending balance (as of December 31, 2021).....................................	$ 903

Securities Owned

Level 3 "Securities owned" by the Company at December 31, 2021 represents a required investment in DTCC stock. The stock is considered to be a Level 3 investment, as there are no quoted market prices for DTCC stock; the fair value of the DTCC stock is based upon valuation information obtained directly from DTCC.

Methods for Determining Fair Value

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risk existing at each balance sheet date. For the majority of financial instruments, standard market conventions and techniques are used to determine fair value.

Cash, distribution fees and underwriting revenue receivable, deposits with and receivables due from clearing organizations, and other assets and receivables are financial assets with carrying values that approximate fair value because they are generally short-term in nature. Investment valuation is described in preceding paragraphs. Due to affiliates, due to brokers and dealers, and other payables are financial liabilities with carrying values that also approximate fair value because they are generally short-term in nature.

(4) Income Taxes

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's statement of financial condition at December 31, 2021 are shown in the following table (in 000s):

Gross deferred tax assets:		
State net operating loss carryforwards	$	2,399
Intangible assets		1,953
Gross deferred tax assets		4,352
State valuation allowance		(488)
Deferred tax assets, net of valuation allowance		3,864
Gross deferred tax liabilities:		
Deferred commissions and offering costs		619
Others		21
Gross deferred tax liabilities		640
Net deferred tax asset, net of valuation allowance	$	3,224

At December 31, 2021, the Company had a total state net operating loss ("NOL") carryforward of $44.1 million, recognized as a deferred tax asset of $2.4 million on the Company's Statement of Financial Condition that will expire between 2021 and 2037. For financial reporting purposes, a valuation allowance of $0.5 million has been established against the deferred tax assets related to state tax NOL carryforwards since management has determined, based on all available evidence, that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2021, our deferred tax assets were primarily the result of state NOL carryforwards acquired pursuant to the Company's 2019 merger with Teachers Personal Investors, Inc. ("TPIS") and intangible assets. Previously, the TPIS NOL's had been fully valued due to TPIS's history of losses, which made it more likely than not that these NOL carryforwards would expire unused. For the year ended December 31, 2021, we recorded a net valuation allowance release of $2.4 million on the basis of management's reassessment of the amount of its deferred tax assets that are more likely than not to be realized. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. As of December 31, 2021, in part because the Company has achieved cumulative pretax income in the previous five years, management determined that there is sufficient positive evidence to conclude that it is more likely than not that additional deferred taxes of $2.4 million are realizable. It therefore reduced the valuation allowance accordingly.

The Company's income tax returns are subject to examination by federal, state, and local taxing authorities. The federal and certain state income tax returns for years after 2013 remain open to examination. During 2019, the Internal Revenue Service began an examination of the consolidated income tax filing of TIAA Board of Governors, which includes the Company, for the years 2014 through 2016. Management does not expect any material adjustments for the open tax years.

The Company has not recognized a liability for any unrecognized tax benefits as of December 31, 2021. In addition, the Company does not believe that it is reasonably possible that there will be a significant adjustment to the total amount of unrecognized tax benefits within the next twelve months.

No federal or state income taxes were paid directly by the Company during 2021. The Company recorded $3.2 million and $0.7 million for federal and state taxes, respectively, through "Due to affiliates" (Parent) for its share of the consolidated group's taxes.

(5) Commitments and Contingencies

From time to time, the Company is named as a defendant in certain legal actions having arisen in the ordinary course of business. There is presently no litigation outstanding that the Company believes would have an adverse material effect on the Company's financial condition, results of operation or liquidity.

The Company is also subject to, from time to time, inquiries, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sale and trading activities, financial products or other offerings sponsored, underwritten or sold by the Company and accounting and operational matters, which may result in adverse judgements, settlements, fines, penalties, injunctions or other relief.

Indemnifications

In the normal course of its business, the Company may indemnify certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amounts of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2021, the Company has not recorded any contingent liability in its financial statements for these indemnifications. Additionally, the Company enters into agreements that contain a variety of representations and warranties, which may provide for indemnification against potential losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown.

(6) Net Capital Requirement

The Company is subject to SEC Rule 15c3-1, the "Uniform Net Capital Rule," which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2021, the Company's net capital ratio was .93 to 1 and its net capital was approximately $52.4 million, which is $49.2 million in excess of the required net capital of $3.2 million.

(7) Related Party Transactions

The Company considers transactions to be related party when, at any time during the financial reporting period: (a) one party has direct or indirect control of the other party, (b) the parties are subject to common control from the same source, and/or (c) one party has significant influence over the financial reporting and operating policies of the other party, to an extent that the other party might be inhibited from pursuing its own separate interests. Related parties may include: (1) Parent and its related affiliate/subsidiary companies; (2) any investment fund controlled by or under common control with Parent and its related affiliate/subsidiary companies; (3) any officer, director or person performing an equivalent function, or any entity controlled by any of the foregoing persons, including any spouse or lineal descendant (including by adoption as well as stepchildren) of the officers and directors; and (4) investors with significant influence, including their close families. During the year ended December 31, 2021, the Company had the following related party transactions: (1) allocated expenses from the Parent, including a payable related to a voluntary expense reimbursement to TIAA proprietary funds; (2) a tax sharing arrangement, as referenced in Note 2, "Summary of Significant Accounting Policies," under the "Income Taxes" section; and (3) a service fee revenue arrangement for services provided to its affiliates.